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                                                                 Exhibit (a)(11)


                              FOUNTAIN VIEW, INC.
                     11900 W. OLYMPIC BOULEVARD, SUITE 680
                            LOS ANGELES, CA  90064

FOR IMMEDIATE RELEASE

Contact:

     Robert M. Snukal
     Fountain View, Inc.
     11900 W. Olympic Boulevard
     Suite 680
     Los Angeles, CA  90064
     Tel: 310-571-0351


  HERITAGE AND FOUNTAIN VIEW ACCEPT TENDERED SHARES OF SUMMIT CARE CORPORATION

     BOSTON, Massachusetts and LOS ANGELES, California, March 27: Heritage Fund II, L.P., Fountain View, Inc. and FV-SCC Acquisition Corp. ("FV-SCC") announced today that 6,752,238 shares, or approximately 99.1% of the outstanding shares of common stock of Summit Care Corporation (Nasdaq:SUMC) were tendered at a price of $21.00 per share, net to the seller in cash, in response to FV-SCC's tender offer, based upon a preliminary count by Harris Trust Company of New York, the depositary. The tender offer expired by its terms on March 25, 1998 and the shares tendered will be purchased in accordance with the terms of the offer. Payment for the tendered shares is scheduled for March 27, 1998.

     Fountain View will proceed with those steps necessary to complete the merger of FV-SCC, its wholly-owned subsidiary, with and into Summit Care. The merger is expected to be completed on or about April 16, 1998. Pursuant to the merger, any shares of Summit common stock not tendered and purchased pursuant to the tender offer will be converted into the right to receive $21.00 per share in cash.

     As a result of the acquisition, Fountain View, Inc. is a leading operator of long-term care facilities and a leading provider of a full continuum of post-acute care services, with a strategic emphasis on sub-acute specialty medical care. Fountain View operates a network of facilities in California, Texas and Arizona, including 44 skilled nursing facilities that offer sub-acute, rehabilitative and specialty medical skilled nursing care, as well as six assisted living facilities that provide room and board and social services in a secure environment. Fountain View also operates contract and outpatient therapy businesses, and three pharmacy units, one of which is a joint venture. The combined operation will have approximately 6,600 beds, 5,300 full-time equivalent employees and $275 million in annual revenues.

     "As in many other sectors, the long-term care industry needs to consolidate to remain competitive above all in view of the added pressure on pricing stemming from managed care," says Michel Reichert, Heritage Managing General Partner. Reichert added, "the merger of Fountain View and Summit, therefore, will ensure a stronger market position for the two operations as large providers of higher acuity skilled nursing services in Southern California and Texas."

     Further information regarding acceptance and payment for tendered shares is available from the information agent, Morrow & Co., Inc. at (800) 566-9061 or from the dealer manager, Sutro & Co. at (310) 914-7799.